Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 24, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS THE Q&A USED BY ANT, WHICH IS ACTING AS INFORMATION AGENT IN CONNECTION WITH THE OFFER FOR HAGUE REGISTRY SHARES, STARTING ON MAY 20, 2005.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART
INTO ITALY, JAPAN OR NEW ZEALAND

FOR INTERNAL USE ONLY — NOT TO BE DISTRIBUTED TO GENERAL PUBLIC

ROYAL DUTCH OFFER
Q&As FOR ANT

This document is split into three parts. The first section includes general Q&A’s in connection with the unification of Royal Dutch and Shell Transport. The second section provides answers to questions that are considered likely to be raised specifically in relation to the Hague register and the settlement of the “A” Shares. The final section includes the expected overall timetable and an overview of relevant contacts for internal use.

Responses to questions should be limited to information contained herein.

SECTION 1 — GENERAL INFORMATION ON THE TRANSACTION

1.	The Transaction

1.1	What is Royal Dutch Shell proposing?

On 28 October 2004 the boards of directors of Royal Dutch and Shell Transport unanimously agreed to propose to their shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (the “Transaction”).

Royal Dutch Shell is incorporated in England and Wales and is headquartered and resident in the The Netherlands for Dutch and UK tax purposes.

The Transaction is being implemented by way of:

•	An exchange offer by Royal Dutch Shell plc for the Royal Dutch ordinary shares (the “Royal Dutch Offer”); and

•	The acquisition of Shell Transport by Royal Dutch Shell plc pursuant to a Scheme of Arrangement of Shell Transport under the Companies Act (the “ Scheme”).

1.2	What are the most important dates?

On 19 May 2005 the boards of Royal Dutch and Shell Transport announced final details of the Transaction and that documentation containing full details were being made available to shareholders (documents contain full details of the courses of action available to shareholders).

The Royal Dutch Offer Acceptance Period commenced on 20 May 2005 and will end, subject to extension, on 18 July 2005. However, Royal Dutch Shell may, from time to time, extend the Royal Dutch Offer by press release until all conditions of the Royal Dutch Offer (see question 1.5 below) have been satisfied or waived.

On 28 June 2005 the AGMs of Royal Dutch and Shell Transport will be held. The unification will be considered and voted on by both Royal Dutch and Shell Transport shareholders on 28 June 2005. In the case of Royal Dutch shareholders this will be at the Royal Dutch AGM.

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It is expected that the Transaction will complete and trading in Royal Dutch Shell plc securities will commence on the London, Amsterdam and New York Stock Exchanges on 20 July 2005.

The time period between 28 June and 20 July is necessary to carry out certain legal and technical requirements in order to implement the Transaction.

1.3	I am a holder of Royal Dutch Hague Registered Shares. What will I receive following the Royal Dutch Offer?

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport.

Royal Dutch shareholders will be offered 60% of the issued share capital of Royal Dutch Shell and Shell Transport shareholders will be offered 40% — the share exchange terms have been calculated such that on completion of the Transaction (assuming 100% acceptance of the Royal Dutch Offer) former Royal Dutch shareholders will own 60% of Royal Dutch Shell plc and former Shell Transport shareholders 40%

Therefore (assuming 100% acceptance of the Royal Dutch Offer) shareholders will have the equivalent economic interest in the Group on implementation of the Transaction as they do currently.

Holders of Royal Dutch Hague registered shares will receive 2 “A” shares for every 1 Royal Dutch Hague Registered Share validly tendered and not withdrawn.

To the extent that the Transaction is consummated but not all the holders of Royal Dutch Shares tendered their shares, the percentage of Royal Dutch Shell’s share capital and voting rights held by former holders of Royal Dutch Shares will be less than 60%. Accordingly, in such a situation, the amount of Royal Dutch Shell’s issued ordinary share capital and voting rights of held by former Shell Transport shareholders would be greater than 40%.

1.4	Why is Royal Dutch doing this?

In making their decision that Royal Dutch should enter into the Implementation Agreement and propose the Transaction and in making their recommendation that holders of Royal Dutch Shares accept the Royal Dutch Offer and tender their Royal Dutch Shares, the Royal Dutch Board of Management and Royal Dutch Supervisory Board considered, among others, the following:

Increased clarity and simplicity of governance: A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.

Increased accountability: This is expected to result from the fact that following completion of the Transaction the executive committee of Royal Dutch Shell will report through the Chief Executive Officer to a single board of directors with a single non-executive Chairman.

Increased management efficiency: Increased efficiency of decision-making and management processes generally, including through the elimination of duplication and centralization of functions.

Flexibility in issuing equity and debt: Having a single publicly traded entity is expected to facilitate equity and debt issuances, including on an SEC-registered basis.

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1.5	What are the conditions to the Transaction?

The Transaction is subject to a number of conditions which must be satisfied (or, if permitted, waived). Full details of the conditions are set out in the press release dated 19 May 2005 and in the documentation being made available to shareholders.

The conditions include (but are not limited to):

•	Approval of the Implementation Agreement at the Royal Dutch annual general meeting (simple majority required)

—	The Implementation Agreement is an agreement between Royal Dutch, Shell Transport and Royal Dutch Shell plc that documents the agreement between them in respect of the Transaction.

•	The sanction of the Scheme by the High Court and registration of the Court Order by the Registrar of Companies in England and Wales.

•	Receiving valid tenders from Royal Dutch shareholders representing 95% of the outstanding share capital of Royal Dutch by 11.00 p.m. (CET) on 18 July 2005 (the “Minimum Acceptance Condition”).

—	This Minimum Acceptance Condition can be waived with the consent of the Royal Dutch Shell Board, the Royal Dutch Boards and the Shell Transport Board and therefore the Transaction could proceed at lower levels. See question 2.4 below.

1.6	Does Royal Dutch management support the Royal Dutch Offer?

Yes. The Royal Dutch Supervisory Board and the Royal Dutch Board of Management have unanimously reached the conclusion, on the basis of the considerations stated in the Offer Documents, that the Transaction is in the best interest of Royal Dutch, the holders of Royal Dutch Shares and Royal Dutch’s other stakeholders. They are furthermore of the opinion that the Royal Dutch Offer contained in the Offer Documents is fair and reasonable and accordingly unanimously recommend its acceptance.

2.	Holders of Royal Dutch Shares

2.1	When is the Royal Dutch annual general meeting to take place?

The Royal Dutch annual general meeting will be held on June 28, 2005.

2.2	When does the Royal Dutch Offer expire?

The Royal Dutch Offer is currently scheduled to expire at 11:00 p.m. (CET) on 18 July 2005; however, Royal Dutch Shell may, from time to time, extend the offer until all the conditions listed in the Royal Dutch Offer Document have been satisfied or waived.

2.3	Can the Royal Dutch Offer be extended?

Royal Dutch Shell may extend the Royal Dutch Offer in accordance with Dutch and US law. If Royal Dutch Shell extends the offer, Royal Dutch Shell will make an announcement by press release to that effect no later than 9:00 a.m. (CET) on the next Euronext Amsterdam Trading Day after the previously scheduled expiration date.

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2.4	May Royal Dutch Shell reduce or waive the Minimum Acceptance Condition?

Royal Dutch Shell reserves the right to reduce or waive the Minimum Acceptance Condition. In accordance with US federal securities law requirements, Royal Dutch Shell will make an announcement five US Business Days prior to the date on which any reduction in the level of acceptance may be effected, stating the percentage to which the Minimum Acceptance Condition may be reduced. Any such announcement will be made through a press release and by placing an announcement in a newspaper of national circulation in the United States and the Netherlands. Any such announcement will advise shareholders to withdraw their acceptances immediately if their willingness to accept the Royal Dutch Offer would be affected by a reduction in the level of acceptance. The Royal Dutch Offer will be open for acceptances for at least five US Business Days after any reduction in the level of acceptance, which period may include the Subsequent Acceptance Period, if one is offered.

2.5	What is the Subsequent Acceptance Period?

Royal Dutch Shell can decide to declare a Subsequent Acceptance Period i.e. an additional period of time following the expiration of the original acceptance period during which Royal Dutch shareholders may tender any shares not tendered during the original acceptance period. If any such period is granted it is anticipated that it will commence on 20 July 2005 and run to 9 August 2005.

2.6	May I withdraw the shares that I have tendered and how should such withdrawal take place?

Royal Dutch Shares tendered for exchange may be withdrawn at any time during the Royal Dutch Offer Acceptance Period (including any extension thereof).

During the Subsequent Acceptance Period, no withdrawal rights will apply to Royal Dutch Shares tendered during such Subsequent Acceptance Period or to Royal Dutch Shares tendered during the Royal Dutch Offer Acceptance Period and accepted for exchange by Royal Dutch Shell.

You should send to ANT a properly completed and duly executed notice of withdrawal. This notice will be sent to holders of Royal Dutch Hague Registered Shares upon their request.

2.7	What is the difference between the “A” Shares and the “B” Shares and why are there two separate classes of shares?

To facilitate the preservation of the current tax treatment for shareholders, Royal Dutch Shell plc will have “A” Shares and “B” Shares. Royal Dutch shareholders will receive “A” Shares in Royal Dutch Shell. Shell Transport shareholders will receive “B” Shares in Royal Dutch Shell.

The “A” Shares and the “B” Shares will be identical save for the Dividend Access Mechanism, which is designed to preserve the current tax treatment of dividends for Shell Transport shareholders.

2.8	Where will the “A” and “B” Shares be listed?

The “A” and “B” Shares will each be listed on both the London and Amsterdam (Euronext) Stock Exchanges. Royal Dutch Shell’s ADRs (each “A” and “B” ADR representing two “A” and “B” Shares, respectively) will be listed on the New York Stock Exchange.

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2.9	If I do not participate what will happen to my shares? How will the Royal Dutch Offer affect trading in my Royal Dutch Shares?

Assuming that not all Royal Dutch shareholders validly tender their Royal Dutch shares in the Royal Dutch Offer, but the Transaction is nevertheless completed, then immediately following completion of the Transaction, non-tendering Royal Dutch shareholders will continue to hold a minority equity interest in Royal Dutch (with the majority interest in Royal Dutch being held by Royal Dutch Shell).

Following completion of the Royal Dutch Offer and, where relevant, depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to de-list (i) the Royal Dutch Shares from Euronext Amsterdam and the London Stock Exchange and (ii) the Royal Dutch New York Registered Shares from the NYSE, all as soon as reasonably practicable.

The market for Royal Dutch Shares will be less liquid following completion of the Royal Dutch Offer, and the value of any retained Royal Dutch Shares may be lower following completion of the Royal Dutch Offer than before the completion of the Royal Dutch Offer. The exchange of Royal Dutch Shares for ‘‘A’’ Shares pursuant to the Royal Dutch Offer will reduce the number of holders of Royal Dutch Shares as well as the number of Royal Dutch Shares that might otherwise trade publicly and, depending upon the number of Royal Dutch Shares so exchanged, will adversely affect the liquidity and market value of the remaining Royal Dutch Shares held by the public. Royal Dutch Shell may also take steps following the Royal Dutch Offer to change the corporate structure or assets of Royal Dutch and these steps could affect the liquidity and trading value of the Royal Dutch Shares (see also question 2.10 below).

2.10	What is a squeeze-out?

If the number of Royal Dutch Shares that have been validly tendered and not withdrawn represent at least 95 per cent of the issued share capital of Royal Dutch that is then outstanding, Royal Dutch Shell expects, but is not obliged to, initiate squeeze-out proceedings in accordance with article 2:92a of the Civil Code in order to acquire all Royal Dutch Shares held by minority holders of Royal Dutch Shares against payment of a price in cash to be determined by the court. Under these proceedings, the price paid for Royal Dutch Shares held by minority holders of Royal Dutch Shares will be determined by the Dutch court, which could appoint experts to advise it on the value of the Royal Dutch Shares. Further, if the squeeze-out proceedings are successful, the minority holders of Royal Dutch Shares will be required to transfer their Royal Dutch Shares against payment of the price determined.

2.11	Will I be taxed on the Royal Dutch Shell Shares I receive?

There should be no significant tax liability for Dutch or US Royal Dutch shareholders in respect of the implementation of the Royal Dutch Offer.

We cannot give tax advice to shareholders and as such you are urged to consult your own tax adviser regarding the consequences of the Transaction.

2.12	What will happen if the Royal Dutch Offer is not completed?

If the Royal Dutch Offer is not completed, your tendered shares will be returned to you without interest or any other payment.

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2.13	Are there any risk factors I should be aware of in relation to the Transaction?

The risk factors are described in the Royal Dutch Offer Document and the Listing Particulars, see paragraph 5.10 of the Royal Dutch Offer Document and paragraph 1 of Part II of the Listing Particulars. If you are a US holder, please see p. 25 of the US Prospectus.

2.14	Will I have to pay any fees or commissions?

If you hold Royal Dutch Hague Registered Shares there are no fees associated with participating in the Royal Dutch Offer.

If you also hold your Royal Dutch Shares (other than Royal Dutch Hague Registered Shares) with a bank, broker or other nominee and you wish to tender and deliver these shares, you are advised to consult with bank, broker or other nominee to determine whether any charges will apply to you.

2.15	When will the results of the Royal Dutch Offer be announced?

Subject to the satisfaction or, to the extent permitted, waiver of all of the conditions to the Royal Dutch Offer other than the Scheme Condition, it is expected that a public announcement will be made by Royal Dutch Shell, on or immediately prior to the Hearing Date, which is expected to be 19 July 2005, stating that the Royal Dutch Offer is declared to be unconditional, subject to and immediately upon the satisfaction of the Scheme Condition, in which case the Royal Dutch Offer is thereafter automatically declared to be unconditional upon registration of the Order by the Registrar of Companies in England and Wales. It is expected that as soon as practicable following the Royal Dutch Offer being automatically declared to be unconditional, a public announcement will be made by Royal Dutch Shell to confirm this. Such announcement is expected to be made on 20 July 2005, subject to extension of the Royal Dutch Offer Acceptance Period.

2.16	What should I do?

We cannot give personal opinions or advice related to this Transaction. We suggest you consult with your financial advisor to determine whether you should participate in this Transaction.

2.17	What do you think of this Transaction?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this Transaction.

2.18	Is this a good deal?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this transaction.

2.19	Will my shares be worth more if I participate in the Transaction?

We cannot make projections or give personal opinions as to the future price of shares of Royal Dutch Shell.

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SECTION 2 — QUESTIONS SPECIFICALLY RELATING TO HOLDERS OF ROYAL DUTCH HAGUE REGISTERED SHAREHOLDERS

1.	General

1.1	I have received documentation in relation to the Royal Dutch Offer, what are these documents and do I need to do any thing?

A booklet that provides brief details of:

•	the Transaction and how you can participate:

•	the process for voting on the proposals.

•	how and when you will receive new “A” Shares.

•	details about where to obtain further information.

Enclosed with the booklet are a number of other documents including:

•	an Application Form and Deed of Transfer to make your acceptance of the Royal Dutch Offer known.

•	the terms of conditions of the RDS Corporate Nominee service.

•	a Dividend Currency Election Form.

You should read the documentation carefully and seek professional advice if you are unsure of the action you should take. If you wish to tender your Royal Dutch Hague Registered Shares you have to complete and validly sign the Application Form and Deed of Transfer and indicate the manner in which you wish to hold you “A” Shares. Please note that if you do not complete or sign the Application Form and Deed of Transfer you will not have made a valid tender and your shares will not be exchanged for Royal Dutch Shell Shares upon completion of the Transaction.

1.2	What do holders of Royal Dutch Hague Registered Shares need to do to accept the offer?

If you wish to tender your RD Hague Registered Shares you should complete and sign the enclosed application form and return it to ANT. Your form must reach ANT by no later than 11 p.m. CET on 18 July, 2005.

Your signed application form will constitute the legal deed of transfer.

1.3	If I tender my shares, will I still hold my “A” Shares via the Hague register?

No. It is not possible to hold your “A” Shares via the Hague register (see question 1.4 below), however there are three ways in which you can hold your “A” Shares. See for an explanation of these options question 1.5 below.

1.4	Why can’t I hold my “A” Shares in the Hague register?

As Royal Dutch Shell is a company incorporated in England and Wales, it is not possible to hold the “A” shares to which you are entitled in the same manner as you now hold your Royal Dutch Hague Registered Shares through the Hague register. Lloyds TSB Registrars will be the registrar

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of Royal Dutch Shell and they offer an alternative to the Royal Dutch Hague register for Royal Dutch Shell shares to be held in a Corporate Nominee service.

1.5	How will I receive my “A” Shares?

If you have validly tendered your Royal Dutch Hague Registered Shares, you will be entitled to receive “A” Shares, subject to the Transaction becoming effective. Assuming that the Royal Dutch Offer is honoured on 20 July 2005, the delivery of “A” Shares to which you are entitled will take place no later than 25 July 2005.

The three ways in which you can hold your “A” Shares are explained below. You must clearly mark your preference on your application form. If you fail to make a choice you will not have made a valid tender. You should study these options carefully as they may influence future trading of the “A” Shares and any costs involved.

•	The RDS Corporate Nominee (see further paragraph 2 below).

•	Securities account via Euroclear (see further paragraph 3 below).

•	CREST account (see further paragraph 4 below).

You should carefully read the information provided in the Royal Dutch Offer Document regarding your options and select the option most appropriate to you.

1.6	If I do not tender my Royal Dutch Shares, will I continue to hold my shares through the Hague register?

Yes, you will be able to continue to own your Royal Dutch Hague Registered Shares. However, if you do not tender your shares, you need to be aware of certain risk factors. See questions 2.9 and 2.10 of section 2 above.

2.	RDS Corporate Nominee

2.1	What is the RDS Corporate Nominee?

The RDS Corporate Nominee service enables you to hold your “A” Shares without custody fees, just as you do under the service offered by the Hague register.

This service is provided by Lloyds TSB Bank plc acting through its division Lloyds TSB Registrars.

If you wish to receive your shares through the RDS Corporate Nominee service, the “A” Shares to which you are entitled will be transferred to the nominee to hold on your behalf in accordance with the terms and conditions as enclosed with the booklet.

If you wish to hold your “A” Shares in this way, you should carefully read these terms and conditions, select this option on your Application Form and sign and return it.

2.2	If I choose to hold my “A” Shares through the RDS Corporate Nominee, how will these shares trade?

If you choose to hold your shares through the RDS Corporate Nominee, your “A” Shares will generally trade on the London Stock Exchange and settle within CREST in pounds sterling.

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2.3	If I choose to hold my “A” Shares through the RDS Corporate Nominee, what will happen if I wish to sell them?

If you wish to sell “A” Shares you hold through the RDS Corporate Nominee, you will either have to (i) ask the RDS Corporate Nominee to transfer the Shares into your name and receive a certificate in respect of them or (ii) to transfer the Shares to the CREST account of another nominee. In either case you should contact your bank or financial institution as the transfer or sale of your shares may require further actions and may involve costs.

You will generally receive the sales proceeds in pounds sterling. If your address recorded by the RDS Corporate Nominee is in the UK you may choose to sell your “A” Shares via a panel of appointed providers and receive the proceeds in pounds sterling. Alternatively, if you do not wish to receive the sale proceeds in pounds sterling and you have a euro denominated account, you will be able to make use of a combined FX/broking service provided by ABN AMRO, which allows for settlement in euros into your euro denominated account. Please contact ABN AMRO, Department Beleggingsarrangementen, tel: +31 20629 5120, if you would like further information on this service and associated costs.

2.4	Is it possible to trade my shares on Euronext Amsterdam?

Yes. If you wish to trade your shares on Euronext Amsterdam, it will be necessary to transfer your shares to a Euroclear securities account (see for an explanation of a Euroclear account question 3.1 below). Such a transfer will generally be subject to UK stamp duty reserve tax at the rate of 1.5% of the value of the shares concerned or 1.5% of the amount or value of the consideration given for the transfer. If you wish to sell your shares on Euronext Amsterdam, you should contact your bank or financial institution.

2.5	How can I obtain more information on the RDS Corporate Nominee?

The terms and conditions of the RDS Corporate Nominee are included in the information that has been sent to you. A general brochure for holders of Royal Dutch Hague Registered Shares, who have chosen to hold their “A” Shares through the RDS Corporate Nominee, will be distributed within a few weeks of the effective date of this Transaction (currently estimated to be 20 July).

3.	Securities account via Euroclear

3.1	What is a securities account via Euroclear?

Euroclear Nederland is the Dutch depositary and settlement institution for Euronext Amsterdam. Typically, if you have a securities account with your bank or financial institution through which shares are being held which trade on Euronext Amsterdam, this is an account held via Euroclear Nederland.

If you wish to hold your “A” Shares through such a securities account, the shares to which you are entitled will be held through Euroclear and you will need to provide details of your securities account and your bank or financial institution in the space provided on the Application Form. Your bank or financial institution will be able to provide you the required information. Your bank or financial institution will also be able to advise you on the fees associated with holding and trading your “A” shares via your securities account.

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3.2	If I choose to hold my “A” Shares through a securities account via Euroclear, where will these shares trade?

If you choose this option, your “A” Shares will initially trade on Euronext Amsterdam. Should you wish to trade your shares on the London Stock Exchange, you should contact your bank or financial institution.

4.	CREST account

4.1	What is a CREST account?

CREST is the system for paperless settlement of trade on the London Stock Exchange. A CREST account is an account held within the paperless settlement system. Typically, these accounts are held by institutions and professional investors and not private individuals. Further information with respect to CREST or to manner in which CREST accounts can be opened may be found at: www.crestco.co.uk.

If you wish to hold your “A” Shares through your CREST account, you will need to provide details of your CREST account in the space provided on your Application Form.

4.2	If I choose to hold my “A” Shares through a CREST account, where will these shares trade?

If you choose this option, your “A” Shares will initially trade on the London Stock Exchange and will be settled within CREST in pounds sterling. Stamp duty on trades settled within CREST is normally paid by the buyer, at 0.5%, rather than the seller. Should you wish to trade your shareholdings on Euronext Amsterdam, it will be necessary to transfer your shares to a Euroclear securities account. Such a transfer will generally be subject to UK stamp duty reserve tax at the rate of 1.5 per cent of the value of the shares concerned or 1.5 per cent of the amount or value of the consideration given for the transfer.

Your bank or financial institution should be able to advise you on the fees associated with holding your “A” Shares via a CREST securities account.

5.	Dividends

5.1	What is the dividend policy of Royal Dutch Shell?

In setting the level of the dividend, the board of Royal Dutch Shell will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.

Dividends declared by Royal Dutch Shell will, following completion of the Transaction, be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid on 15 September 2005. The Royal Dutch Shares will trade ex-dividend on 3 August 2005.

Royal Dutch and Shell Transport have declared dividends on their respective shares in respect of the first quarter of 2005. The board of Royal Dutch Shell will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

5.2	Can I elect to receive dividends in pounds sterling?

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Royal Dutch Shell will declare dividends in euro. Dividends declared on “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in pounds sterling.

The way in which this election may be made differs depending on the way in which “A” Shares are held. If you wish to receive dividends in pounds sterling and you have chosen to hold your “A” shares via a Euroclear securities account, you should contact your custodian bank or financial institution. If you wish to receive dividends in pounds sterling and you have chosen to hold your “A” shares through the RDS Corporate Nominee or through CREST, you should complete the attached Dividend Currency Election Form and return it to Lloyds TSB Registrars.

If you choose to hold your “A” Shares through the RDS Corporate Nominee or through CREST, for your dividend currency election to be valid for the second quarter dividend, the Dividend Currency Election Form must be received by Lloyds TSB Registrars by 6pm CET on July 27, 2005. If you choose to make such an election, you will continue to receive dividends on your “A” Shares in pounds sterling until you notify Lloyds TSB Registrars otherwise. If you wish to receive dividends in euro, you do not need to take any action.

5.3	Will I be able to receive dividends declared on my “A” Shares by wire transfer on my bank account?

Those holders of Royal Dutch Hague Registered Shares currently receiving dividends by wire transfer will, by default, continue to do so via the RDS Corporate Nominee.

Depending on the location of their bank account, shareholders currently receiving dividend payments by cheque may be able to elect to receive dividends by wire transfer. Please contact the RDS Corporate Nominee for further information and to obtain the instruction form.

5.4	Will I be able to receive dividends declared on my “A” Shares via cheque?

Those holders of Royal Dutch Hague Registered Shares currently receiving dividends by cheque will, by default, continue to do so via the RDS Corporate Nominee.

Shareholders currently receiving dividend payments by wire transfer can elect to receive dividends by cheque. Please contact the RDS Corporate Nominee for further information and to obtain the instruction form.

FOR INTERNAL USE ONLY — NOT TO BE DISTRIBUTED TO GENERAL PUBLIC

SECTION 3 — TIMETABLE AND ADDRESSES

1.	Expected timetable of certain key actions/events

Time
2005	(CET)	Action/event
19 May		Announcement of launch of the Royal Dutch Offer by press release and advertisement
20 May		Start Royal Dutch Offer Acceptance Period
21 June		Latest time for lodging forms of proxy for the Royal Dutch AGM
28 June	10:30	RD AGM
28 June	13:00	STT Court Meeting
28 June	13:10	STT EGM
18 July	23:00	End of the Royal Dutch Acceptance Period
19 July	08:00	Announcement that the Royal Dutch Offer is unconditional (gestand wordt gedaan), except for the Scheme Condition
19 July	11:30	Hearing of petition to sanction the Scheme
19 July		Last day of dealings in Shell Transport Shares and Shell Transport ADRs. The Royal Dutch Shares remain listed.
20 July	By 9:00	Registration of the Order by the Registrar of Companies in England and Wales
20 July	9.00
The Royal Dutch Offer is declared unconditional (gestand wordt gedaan) in all respects, to be announced before opening of Euronext Amsterdam.
Announcement of start of Subsequent Acceptance Period (if any)

20 July	After 9:00	Start trading of Royal Dutch Shell Shares on Euronext Amsterdam and the London Stock Exchange
20 July	9.30 (New York)	Start trading of Royal Dutch Shell Shares in the form of ADRs on the New York Stock Exchange
No later than 25 July		Settlement of the “A” Shares.
9 Aug	15:00 CET	End of Subsequent Acceptance Period in the Netherlands (if any)

Please note that these dates are expected dates only and are subject to certain conditions.

2.	Certain contact details for ANT

The contacts are included only for issues that arise or additional questions that need to be answered and should not be provided to individual shareholders.

Royal Dutch Shell/Royal Dutch

Bart van der Steenstraten	tel: +31 70 377 3995
Edzard van Loon	tel: +31 70 377 4539

ABN AMRO

Richard van Etten	tel: +31 20 383 6771
Bert van Oostrom	tel: +31 20 383 6777

FOR INTERNAL USE ONLY — NOT TO BE DISTRIBUTED TO GENERAL PUBLIC

Lloyds Registrars

Henryk Dubreck	tel: +44 1903 833329
Marcus Brunton	tel: +44 1903 833490

LEGAL NOTICES

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge or by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan.

This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document not any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this document.